Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

OF

ALLIANCE LAUNDRY HOLDINGS LLC

1.	The name of the limited liability company is ALLIANCE LAUNDRY HOLDINGS LLC.

2.	The Certificate of Formation of the limited liability company is amended as follows:

The address of the registered office of Alliance Laundry Holdings LLC in the State of Delaware is c/o the Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of ALLIANCE LAUNDRY HOLDINGS LLC this 26 day of February, 1999.

/s/ Thomas F. L’Esperance
Thomas F. L’Esperance